SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release re France Telecom entering into exclusive talks for the attribution of a licence in Togo press release

Paris, November 19, 2008

France Telecom enters into exclusive talks for the attribution of a license in Togo

A memorandum of understanding was signed today in Paris by the Togolese government and France Telecom in the presence of Mr Faure Gnassingbé, President of the Togolese Republic and Didier Lombard, Chairman and Chief Executive Officer of France Telecom. This memorandum opens up the way for exclusive negotiations with regards to the attribution of a new global operator license in Togo under the Orange brand.

The country's telecommunications infrastructure would benefit from the arrival of Orange thanks to the advanced technologies and experience of one of the world's leading operators. Such development would facilitate the lives of the local population and foreign investors at a moment when Togo is embarking on a nation-wide reconstruction programme.

With six million inhabitants and a mobile penetration rate of around 25%, Togo offers significant growth prospects in the telecommunications sector. France Telecom's ambitions in Togo are perfectly aligned with the Group's overall development and innovation strategy in Western Africa.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 177 million customers in five continents as of September 30, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 and 39.9 billion euros for the nine first months of 2008. As of September 30, 2008, the Group had 117.6 million mobile customers and 12.4 million broadband Internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband Internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press Contacts: + 33 1 44 44 93 93

Béatrice Mandine – beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine – bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 19, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer